Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.

Voting Results for the Special Meeting of Shareholders Held on December 17, 2007 and
adjourned to December 21, 2007

To:           The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Special Meeting of shareholders (the “Meeting”) of Olympus Pacific Minerals Inc. (the “Company”) held on December 17, 2007 and adjourned to December 21, 2007.

At the Meeting, the shareholders were asked to ratify the amended and restated shareholder rights plan agreement. According to proxies received and a vote by ballot, the amended and restated shareholder rights plan agreement was not ratified based on the following results:

Votes For	Votes Against
68,549,555	83,550,155

OLYMPUS PACIFIC MINERALS INC.	Voting Results Report